AB
11/10

PW



10032428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III



RECEIVED
NOV 1 2010
PROCESSING
SECTION
WASH, DC

SEC FILE NUMBER
8-50322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 AND ENDING 05/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East St. Louis Street, Suite 200
(No. and Street)

Springfield MO 65806
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven D. Blumreich 417 869-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

10001 INNOVATION DR., SUITE 201 MILWAUKEE WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, STEVEN D. BLUMREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD CORPORATE FINANCE, LLC, as of MAY 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



C. SUSANNE RICHARDS
Greene County
My Commission Expires
Dec. 13, 2012
Commission # 08408001

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent accountant's report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation

TABLE OF CONTENTS

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2010, which were agreed to by BKD Corporate Finance, L.L.C. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating BKD Corporate Finance, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BKD Corporate Finance, L.L.C.'s management is responsible for BKD Corporate Finance, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (as revised) with respective cash disbursement records, including bank statements, cash disbursements journals, and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2010, as applicable, with the amounts reported in Form SIPC-7T (as revised) for the year ended May 31, 2010, noting no differences;

3. Reviewed Form SIPC-7T (as revised) with supporting schedules for any adjustments, and found none; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T (as revised) noting no adjustments or differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

October 14, 2010
St. Joseph, Missouri

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE OF ASSESSMENT AND PAYMENTS (As Revised October 13, 2010)
FOR THE YEAR ENDED MAY 31, 2010

Total Revenue			$ 1,312,021
General Assessment @ .0025			$ 3,280
Less Payments Made:			

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
1/12/10	No agent identified	$ -	$ 2,198
7/15/10	No agent identified	-	463
8/25/10	No agent identified	4	253
10/13/10	Ms. Linda Siemers, SIPC	15	366
		$ 19	$ 3,280

See Accountant's Report